As Filed with the Securities and Exchange Commission on July 5, 2007

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ISTA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0511729
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15295 Alton Parkway, Irvine, CA 92618

(949) 788-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vicente Anido, Jr., Ph.D.

President and Chief Executive Officer

15295 Alton Parkway

Irvine, California 92618

(949) 788-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert C. Funsten, Esq.

Michael A. Hedge, Esq.

Stradling Yocca Carlson & Rauth,

A Professional Corporation

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	5,250,000	$7.44	$39,060,000.00	$1,199.14

(1)	In addition to the shares of common stock set forth in the table above, pursuant to Rule 416 under the Securities Act of 1933, we are registering an indeterminate number of shares of common stock issuable in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low price reported by The Nasdaq Global Market for the Registrant’s common stock on June 27, 2007, which was $7.44 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 5, 2007

PRELIMINARY PROSPECTUS

ISTA PHARMACEUTICALS, INC.

5,250,000 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 5,250,000 shares of our common stock which are held by certain of our stockholders named in this prospectus, who are referred to herein as the selling stockholders, who purchased shares of our common stock in a private placement pursuant to stock purchase agreements, each dated as of June 26, 2007.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off The Nasdaq Global Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. See the section in this prospectus titled “Plan of Distribution” for additional information on how selling stockholders may conduct sales of our common stock.

Our common stock currently is traded on The Nasdaq Global Market under the symbol “ISTA.” On July 2, 2007, the closing price of our common stock was $7.81 per share.

Investing in these securities involves a high degree of risk. Before deciding whether to invest in these securities, you should consider carefully the risks that we have described on page 2 of this prospectus under the caption “ Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is __________, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

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ABOUT ISTA PHARMACEUTICALS, INC.

In this prospectus, unless the context requires otherwise, the terms “ISTA”, “we”, “our”, “us”, or the “Company” refer to ISTA Pharmaceuticals, Inc.

We are an ophthalmic pharmaceutical company. Our products and product candidates seek to address the $3.2 billion U.S. prescription ophthalmic pharmaceutical market and include therapies for inflammation, ocular pain, glaucoma, allergy, dry eye, and vitreous hemorrhage. Our goal is to continue our growth as a specialty pharmaceutical company through a combination of our own internal product development and by acquiring complementary products and product candidates.

We currently have three products available for sale in the U.S.: Xibrom™ (bromfenac sodium ophthalmic solution) for the treatment of inflammation and pain following cataract surgery, Istalol® (timolol maleate ophthalmic solution) for the treatment of glaucoma, and Vitrase® (hyaluronidase for injection) for use as a spreading agent. We also have several product candidates in various stages of development. Xibrom™, Xibrom QD™, Istalol®, Vitrase®, T-Pred™, Vitragan™, ISTA®, ISTA Pharmaceuticals® and the ISTA logo are our trademarks, either owned or under license.

More comprehensive information about our products and us is available through our website at www.istavision.com. The information on our website is not incorporated by reference into this prospectus. Our main offices are located at 15295 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 788-6000.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. An investment in our common stock involves a high degree of risk.

Risks Related to Our Business

If we do not receive and maintain regulatory approvals for our products or product candidates, we will not be able to commercialize our products, which would substantially impair our ability to generate revenues and materially harm our business and financial condition.

Approval from the U.S. Food and Drug Administration, or FDA, is necessary to manufacture and market pharmaceutical products in the United States. Three of our products, Xibrom, Istalol and Vitrase for use as a spreading agent, have received regulatory approval from the FDA.

The regulatory approval process is extensive, time-consuming and costly, and the FDA may not approve additional product candidates, or the timing of any such approval may not be appropriate for our product launch schedule and other business priorities, which are subject to change. For example, in May 2007, we announced that the FDA did not approve our New Drug Application, or NDA, for T-Pred, our fixed combination product (tobramycin/prednisolone acetate) for the treatment of inflammatory ocular conditions for which a corticosteroid is indicated where bacterial infections or a risk of bacterial infection exists.

Clinical testing of pharmaceutical products is also a long, expensive and uncertain process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy. The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from obtaining regulatory approval and commercializing the product.

FDA approval of our products can be delayed, limited or not granted for many reasons, including, among others:

•	FDA officials may not find a product candidate safe or effective to merit an approval;

•

FDA officials may not find that the data from preclinical testing and clinical trials justifies approval, or they may require additional studies that would make it commercially unattractive to continue pursuit of approval;

•	the FDA might not approve the processes or facilities of our contract manufacturers or raw material suppliers or our manufacturing processes or facilities;

•	the FDA may change its approval policies or adopt new regulations; and

•

the FDA may approve a product candidate for indications that are narrow or under conditions that place our product at a competitive disadvantage, which may limit our sales and marketing activities or otherwise adversely impact the commercial potential of a product.

If the FDA does not approve our product candidates in a timely fashion on commercially viable terms or we terminate development of any of our product candidates due to difficulties or delays encountered in clinical testing and the regulatory approval process, it will have a material adverse impact on our business.

In addition, we have certain raw materials manufactured in foreign countries. We may also elect in the future to market certain of our products, and perhaps have certain of our products or certain additional raw materials manufactured, in foreign countries. Many other countries, including major European countries and Japan, have similar requirements as the United States for the manufacture, marketing and sale of pharmaceutical products.

If our products do not gain market acceptance, our business will suffer because we might not be able to fund future operations.

A number of factors may affect the market acceptance of our products or any other products we develop or acquire, including, among others:

•	the price of our products relative to other therapies for the same or similar treatments;

•	the perception by patients, physicians and other members of the health care community of the safety and effectiveness of our products for their prescribed treatments;

•	the availability of satisfactory levels, or at all, of third party reimbursement for our products and related treatments;

•	our ability to fund our sales and marketing efforts; and

•	the effectiveness of our sales and marketing efforts.

In addition, our ability to market and promote our products is restricted to the labels approved by the FDA. If the approved labels are restrictive, our sales and marketing efforts and market acceptance and the commercial potential of our products may be negatively affected.

If our products do not gain market acceptance, we may not be able to fund future operations, including the development or acquisition of new product candidates and/or our sales and marketing efforts for our approved products, which would cause our business to suffer.

If we fail to properly manage our anticipated growth, our business could suffer.

Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To manage our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. We are dependent on our personnel and third parties to effectively manufacture, market, sell and distribute our products. We will also continue to depend on our personnel and third parties to successfully develop and acquire new products. Further, our anticipated growth will place additional strain on our suppliers and manufacturers, resulting in increased need for us to carefully manage these relationships and monitor for quality assurance. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand a successful commercial infrastructure to support marketing and sales of our products, our business and financial results will be materially harmed.

We have a history of net losses and negative cash flow, and we may need to raise additional working capital.

We have never been profitable, and we might never become profitable. In this regard, we anticipate that our operating expenses will continue to increase from historical levels as we continue to expand our commercial infrastructure in connection with our commercialization of our approved products. As of December 31, 2006, our accumulated deficit was $265.0 million, including a net loss of approximately $38.4 million for the year ended December 31, 2006. As of December 31, 2006, we had approximately $38.9 million in cash and cash equivalents and short-term investments and working capital of $28.0 million. We believe our current cash and cash equivalents and short-term investments on hand, together with borrowings available under our credit facility and other borrowing arrangements, will be sufficient to finance anticipated capital and operating requirements for at least the next twelve months.

If we are unable to generate sufficient product revenues, we may be required to raise additional capital in the future through collaborative agreements or public or private equity or debt financings. If we are required to raise additional capital in the future such additional financing may not be available on favorable terms, or at all, or may be dilutive to our existing stockholders. In addition, our credit facility and our senior subordinated convertible notes contain restrictions on our ability to incur certain indebtedness without the consent of our lender or the holders of the notes, as the case may be. If we fail to obtain additional capital as and when required such failure could have a material adverse impact on our operating plan and business.

If we default under our indebtedness, we could be required to immediately repay all outstanding borrowings, which could negatively impact our financial position.

Outstanding amounts under our revolving credit facility bear interest at variable rates, which may expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase and our net income and cash flows would decrease. The loan and security agreement also contains certain covenants based on our financial performance. If we violate any of these financial performance covenants, or are otherwise in default, our lender has the option to declare all outstanding borrowings immediately due and payable, which could also cause a default under our senior subordinated convertible notes. If we would be required to immediately repay all, or a portion of this indebtedness, it could have a material adverse impact on our financial position and business.

If actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates we made at the time of the sale of our products, our financial position, results of operations and cash flows may be materially and negatively impacted.

We recognize product revenue net of estimated allowances for discounts, returns, rebates and chargebacks. Such estimates require our most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Based on industry practice, pharmaceutical companies, including us, have liberal return policies. Generally, we are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We authorize returns for damaged products and exchanges for expired products in accordance with our return goods policy and procedures. In addition, like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. Actual results may differ significantly from our estimated allowances for discounts, returns, rebates and chargebacks. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and/or financial condition. In addition, our financial position, results of operations and cash flows may be materially and negatively impacted if actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates we made at the time of the sale of our products.

Our quarterly results may fluctuate significantly and could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the level of our expenses, revenues and gross margins;

•	the timing of our regulatory submissions or approvals;

•	the initiation and progress of our clinical trials and other product development activities;

•

the introduction of competitive products and announcements from competitors regarding actual or potential products under development or new commercial products, and the impact of competitive products and pricing;

•	the level of orders within a given quarter and preceding quarters;

•	the levels of inventory for our products maintained by our customers including wholesalers;

•	the timing of our product shipments and our customer’s receipt of such shipments within a given quarter;

•	the timing of introducing new products;

•	the changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

•	our product mix and dependence on a small number of products for most of our revenue.

In addition, sales of Xibrom, which accounted for 62% of our net revenues in 2006, tend to be lower in the first quarter as compared to other quarters. Due to these and other factors, we believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of our future performance. In any quarterly period, our results may be below the expectations of market analysts and investors, which would likely cause the trading price of our common stock to decrease.

Our collaborative partners may terminate, or fail to perform their duties under, our collaboration agreements, in which case our ability to commercialize our products may be significantly impaired.

We have entered into licensing collaborations with Senju Pharmaceutical, Co. Ltd. relating to Istalol, Xibrom, ecabet sodium, bepotastine, iganidipine, and certain prostaglandins compounds, including latanoprost. With respect to Xibrom, ecabet sodium, bepotastine and iganidipine, certain patent and other intellectual property rights we have received from Senju have been licensed to

Senju from third parties. As a result, Senju’s license of such rights to us is subject to Senju maintaining and performing its obligations under these third party license agreements. We have also entered into collaborations with Allergan, Inc. and Otsuka Pharmaceutical Co. Ltd. relating to the commercialization of Vitrase and Vitragan in specified markets outside the United States for ophthalmic uses for the posterior region of the eye. Allergan retains an option to commercialize Vitragan for the posterior segment of the eye in Europe upon approval. During 2007, we have had discussions with the European authorities regarding Vitragan. Based on the additional data that the European Medicines Agency, or EMEA, has requested and the associated costs of complying with their request, we withdrew the Vitragan application in April 2007 and have notified Allergan that we will not be pursuing approval in Europe. We depend on Otsuka for obtaining regulatory approval of Vitrase for ophthalmic uses for the posterior region of the eye in Japan, and if such approval is obtained, we will be dependent upon Otsuka for the commercialization of Vitrase for such approved uses in Japan. The amount or timing of resources that our partners dedicate to our collaborations is not totally within our control. For example, in October 2005, Otsuka requested, and we agreed, that, in light of the U.S. development status of Vitrase for the treatment of vitreous hemorrhage, Otsuka’s development work for Vitrase for the treatment of vitreous hemorrhage in Japan be postponed until October 2008 or until such earlier time as Otsuka considers it is proper to resume such clinical development work. If Otsuka has not resumed development work before October 2008, we have agreed to meet with Otsuka to discuss the future development plans for Vitrase in Japan. As such, we do not know when Otsuka will continue its development work on Vitrase, if ever.

Any breach or termination of our agreements by, or disagreements with, our collaborative partners could delay or stop the development and/or commercialization of our product candidates within the scope of these collaborations, or, in the case of Allergan and Otsuka, adversely impact our receipt of milestone payments, profit splits, royalties, and other consideration from these collaborations. In addition, any failure by Senju to perform its obligations under its license agreements with third parties or any adverse modification or termination of these third party license agreements could significantly impair our ability to continue or stop our development and/or commercialization of any product candidates or products for which Senju has licensed us rights subject to these third party agreements. Our collaborative partners may change their strategic focus, terminate our agreements or choose not to exercise their options, on relatively short notice, or pursue alternative technologies. Our agreements with Otsuka and Senju generally contain reciprocal terms providing that neither we nor they may develop products that directly compete in the same form with the products involved in the collaboration. Nonetheless, our collaborators may develop competing products in different forms or products that compete indirectly with our products.

If we have problems with our sole source suppliers, our product development and commercialization efforts for our product candidates could be delayed or stopped.

Some materials used in our products are currently obtained from a single source. For example, Biozyme Laboratories, Ltd. is currently our only source for highly purified ovine hyaluronidase, which is the active ingredient in Vitrase. Our supply agreement with Biozyme ends in August 2007, after which any further supply of hyaluronidase by Biozyme to us would be subject to Biozyme’s agreement. Because Biozyme is our sole source for ovine hyaluronidase, we have entered into a supply arrangement with and are currently validating a third party as an alternate supplier of ovine hyaluronidase. However, we may not be able to successfully establish and validate the supply arrangement with such third party. While we are currently pursuing additional sources for this material, we may not be successful in establishing such additional sources. The active ingredient for Xibrom is also supplied to us from a sole supplier. We have also entered into supply agreements with R.P. Scherer West, Inc. and Alliance Medical Products, Inc. to manufacture commercial quantities of Vitrase in a lyophilized 6,200 USP units multi-purpose vial and 200 USP units/mL in sterile solution, respectively. Currently, R.P. Scherer West and Alliance Medical Products each is our sole source for Vitrase in these respective configurations. We also have supply agreements with Bausch & Lomb, Incorporated to manufacture commercial quantities of Istalol and Xibrom, and, currently, Bausch & Lomb is our sole source for such products.

We have not established and may not be able to establish arrangements with additional suppliers for these ingredients or products. Difficulties in our relationship with our suppliers or delays or interruptions in such suppliers’ supply of our requirements could limit or stop our ability to provide sufficient quantities of our products on a timely basis for clinical trials and, for our approved products, could limit or stop commercial sales, which would have a material adverse effect on our business and financial condition.

Our dependence upon key personnel to operate our business puts us at risk of a loss of expertise if key personnel were to leave us.

We depend upon the experience and expertise of our executive management team. The competition for executives, as well as for skilled product development and technical personnel, in the pharmaceutical industry is intense and we may not be able to retain or recruit the personnel we need. If we are not able to attract and retain existing and additional highly qualified management, sales, clinical and technical personnel, we may not be able to successfully execute our business strategy.

Risks Related to Our Industry

Compliance with extensive government regulations to which we are subject is expensive and time consuming, and may result in the delay, cessation or cancellation of product sales, introductions or modifications.

Extensive industry regulation has had, and will continue to have, a significant impact on our business. All pharmaceutical companies, including us, are subject to extensive, complex, costly and evolving regulation by the federal government, principally the FDA and to a lesser extent by the U.S. Drug Enforcement Administration, or DEA, and foreign and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. Under certain of these regulations, we and our contract suppliers and manufacturers are subject to periodic inspection of our or their respective facilities, procedures and operations and/or the testing of our products by the FDA, the DEA and other authorities, which conduct periodic inspections to confirm that we and our contract suppliers and manufacturers are in compliance with all applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems, or our contract suppliers’ and manufacturers’ processes, are in compliance with cGMP and other FDA regulations.

In addition, the FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet.

We are dependent on receiving and maintaining FDA and other governmental approvals in order to manufacture, market, sell and ship our products. Consequently, there is always a risk that the FDA or other applicable governmental authorities will not approve our products, or will take post-approval action limiting, modifying or revoking our ability to manufacture or sell our products, or that the rate, timing and cost of such approvals will adversely affect our product introduction plans or results of operations.

To the extent that our products are reimbursed by Medicare, Medicaid or other federal programs, our marketing and sales activities will be subject to regulation. Federal agencies in recent years have initiated investigations against and entered into multi-million dollar settlements with a number of pharmaceutical companies alleging violations of fraud and abuse provisions. We will need to ensure that our sales force is properly trained to comply with these laws. Even with such training, there is a risk that some of our marketing practices could come under scrutiny, or that we will not be able to institute or continue certain marketing practices. The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

If our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

We may be required to initiate or defend against legal proceedings related to intellectual property rights, which may result in substantial expense, delay and/or cessation of our development and commercialization of our products.

We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. For example, it is not certain that:

•	our patents and pending patent applications cover products and/or technology that we invented first;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate our technologies;

•	any of our pending patent applications will result in issued patents; and

•	any of our issued patents, or pending patent applications that result in issued patents, will be held valid and infringed in the event the patents are asserted against others.

As of June 30, 2007, we owned or licensed 74 U.S. and foreign patents and 24 U.S. and foreign pending patent applications. Our existing patents, or any patents issued to us as a result of such applications, may not provide us a basis for commercially viable products, may not provide us with any competitive advantages, or may face third-party challenges or be the subject of further proceedings limiting their scope or enforceability. We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. In addition, costly litigation could be necessary to protect our patent position. We license patent rights from Senju for Istalol, Xibrom, ecabet sodium, bepotastine, iganidipine and certain prostaglandin compounds, including latanoprost. Some of these license agreements do not permit us to control the prosecution, maintenance, protection and/or defense of such patents. If the licensor chooses not to protect and enforce its own patent rights, we may not be able to take actions to secure our related product marketing rights. In addition, if such patent licenses are terminated before the expiration of the licensed patents, we may no longer be able to continue to manufacture and sell these products covered by the patents. In this regard, certain patent rights licensed from Senju have been licensed by Senju from third parties. As a result, any failure by Senju to perform its obligations under its license agreements with third parties or any adverse modification or termination of these third party license agreements could significantly impair our ability to continue or stop our development and/or commercialization of any product candidates or products for which Senju has licensed us rights subject to these third party license agreements.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we might not be able to resolve these disputes in our favor.

We also rely on trademarks to protect the names of our products. These trademarks may be challenged by others. If we enforce our trademarks against third parties, such enforcement proceedings may be expensive. Some of our trademarks, including Xibrom, are owned by or assignable to our licensors, and upon expiration or termination of the applicable license agreements, we may no longer be able to use these trademarks.

In addition to protecting our own intellectual property rights, we may be required to defend against third parties who assert patent, trademark or copyright infringement or other intellectual property claims against us based on what they believe are their own intellectual property rights. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be stopped from developing, manufacturing or selling our products until we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties or other fees.

We have not conducted an extensive search of patents issued to other parties and such patents which contain claims relating to our technology and products may exist, may have been filed, or could be issued. If such patents do exist, the owners may bring claims against us for infringement, which might have an adverse effect on our business.

If third-party reimbursement is not available at satisfactory levels or at all, our products may not be accepted in the market.

Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health insurers, managed care organizations and other healthcare providers.

Both governmental and private third-party payers are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third-party payers may not establish adequate levels of reimbursement for any of our approved products or products we develop or acquire in the future, which could limit their market acceptance and result in a material adverse effect on our financial condition.

Continuing consolidation of our distribution network and the concentration of our customer base could adversely affect our results of operations.

Our principal customers are wholesale drug distributors and major retail drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers. For the year ended December 31, 2006, our three largest customers accounted for 18%, 35% and 34%, respectively, of our net revenues. The loss of any of our customers could materially adversely affect our business, results of operations and financial condition and our cash flows. In addition, none of our customers are party to any long-term supply agreements with us which would enable them to change suppliers freely should they wish to do so.

The rising cost of healthcare and related pharmaceutical product pricing has lead to cost-containment pressures that could cause us to sell our products at lower prices, resulting in less revenue to us.

Any of our products that have been or in the future are approved by the FDA may be purchased or reimbursed by state and federal government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Such third party payors increasingly challenge pharmaceutical product pricing. The trend toward managed healthcare in the United States, the growth of such organizations, and various legislative proposals and enactments to reform healthcare and government insurance programs, including the Medicare Prescription Drug Modernization Act of 2003, could significantly influence the manner in which pharmaceutical products are prescribed and purchased, resulting in lower prices and/or a reduction in demand. Such cost containment measures and healthcare reforms could adversely affect our ability to sell our products. Furthermore, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third party payors or other restrictions could negatively and materially impact our revenues and financial condition. Similar regulatory and legislative issues are present in most other countries outside of the United States.

We face intense competition and rapid technological change that could result in the development of products by others that are superior to the products we are developing. In addition, we face competition from manufacturers of generic drugs which may have an adverse impact on our product revenues.

We have numerous competitors in the United States and abroad, including major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Our competitors include, among others, Allergan, Alcon Laboratories, Inc., Amphastar Pharmaceuticals, Inc., Bausch & Lomb, Halozyme Therapeutics, Inc., Johnson & Johnson, Novartis AG, Pfizer, Inc., Eli Lilly and Company, PrimaPharm, Inc. and Inspire Pharmaceuticals, Inc. These competitors may develop technologies and products that are more effective or less costly than our current or future products or product candidates or that could render our technologies, products and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. Many of our competitors also have more resources committed to and expertise in effectively commercializing, marketing, and promoting products approved by the FDA, including communicating the effectiveness, safety and value of the products to actual and prospective customers and medical professionals. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

In addition, competition from generic drugs is a major challenge in the United States to branded drug companies, like us, and may have a material adverse effect on our product revenues. The FDA granted Istalol a “BT” rating, which means that prescriptions for Istalol cannot be substituted legally at pharmacies with generic timolol maleate products. Nonetheless, we believe that certain pharmacies may have substituted, and may be continuing to substitute, Istalol prescriptions with generic timolol maleate solutions. We have completed an educational campaign to make our customers and pharmacies aware of Istalol’s BT rating and that Istalol cannot be legally substituted at pharmacies with generic timolol maleate products. However, our efforts may not be successful and pharmacies may continue to substitute Istalol subscriptions with generic timolol maleate solutions, which would negatively impact our results of operations.

We are exposed to product liability claims, and insurance against these claims may not be available to us on reasonable terms, or at all.

The design, development, manufacture and sale of our products involve an inherent risk of product liability claims by consumers and other third parties. As a commercial company, we may be subject to various product liability claims. In addition, we may in the future recall or issue field corrections related to our products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. We may experience material losses due to product liability claims, product recalls or corrections. These events, among others, could result in additional regulatory controls, such as the performance of costly post-approval clinical studies or revisions to our approved labeling that could limit the indications or patient population for our products or could even lead to the withdrawal of a product from the market. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to our products, which may cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the event.

We currently maintain sold products and clinical trial liability insurance with per occurrence and aggregate coverage limits of $10.0 million. The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on commercially acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

Risks Related to Our Stock

Our stock price is subject to significant volatility.

Since 2002, the daily closing price per share of our common stock has ranged from a high of $74.40 per share to a low of $2.20 per share, as adjusted for the 1-for-10 reverse stock split effected November 2002. Our stock price has been and may continue to be subject to significant volatility. Among others, the following factors may cause the market price of our common stock to fall:

•

the scope, outcome and timeliness of any governmental, court or other regulatory action that may involve us, including, without limitation, the scope, outcome or timeliness of any inspection or other action of the FDA;

•	market acceptance and demand for our approved products;

•	the availability to us, on commercially reasonable terms or at all, of third-party sourced products and materials;

•	timely and successful implementation of our strategic initiatives, including the expansion of our commercial infrastructure to support the marketing, sale, and distribution of our approved products;

•

developments concerning proprietary rights, including the ability of third parties to assert patents or other intellectual property rights against us which, among other things, could cause a delay or disruption in the development, manufacture, marketing or sale of our products;

•	competitors’ publicity regarding actual or potential products under development or new commercial products, and the impact of competitive products and pricing;

•	period-to-period fluctuations in our financial results;

•	public concern as to the safety of new technologies;

•	future sales of debt or equity securities by us;

•	sales of our securities by our directors, officers or significant shareholders;

•	comments made by securities analysts; and

•	economic and other external factors, including disasters and other crises.

We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets generally.

Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the year ended December 31, 2006 was approximately 84,631 shares and the average daily number of transactions was approximately 336 for the same period. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock is made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement can be caused by the trading in a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

We have approximately 31.9 million shares of common stock outstanding, most of which are freely tradable. In addition, as of June 30, 2007, an aggregate of 4,893,565 shares of common stock were issuable upon exercise of outstanding options, 951,152 shares of common stock were issuable upon exercise of outstanding warrants and 5,242,570 shares of common stock were issuable upon conversion of out senior subordinated convertible notes and 3,488,359 shares remain available for issuance under our equity incentive plans. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.

In the future, we may issue additional shares of common stock or other equity securities, including but not limited to options, warrants or other derivative securities convertible into our common stock, which could result in significant dilution to our stockholders.

Concentration of ownership and contractual board rights could delay or prevent a change in control or otherwise influence or control most matters submitted to our stockholders and could enable certain shareholders to exert control over us and our significant corporate decisions.

As of June 30, 2007, our directors and officers, as a group, control approximately 30% of our voting securities, a concentration of ownership that could delay or prevent a change in control. We are contractually obligated to include a representative of Investor Growth Capital as a nominee for election to our board of directors and the Sprout Group has the right to designate two such nominees. Our principal stockholders, if acting together, would be able to influence and possibly control most matters submitted for approval by our stockholders, including the election of directors, delaying or preventing a change of control, and the consideration of transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

Our stockholder rights plan, provisions in our charter documents, and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock, and could entrench management.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include:

•	a classified board of directors;

•	the ability of the board of directors to designate the terms of and issue new series of preferred stock;

•	advance notice requirements for nominations for election to the board of directors; and

•	special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions and the stockholder rights plan may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. The payment of cash dividends by us is restricted by our credit facility and our senior subordinated convertible notes, which contain restrictions prohibiting us from paying any cash dividends without the lender’s or note holders, as the case may be, prior approval. If we do not pay dividends, our stock may be less valuable to you because a return on your investment will only occur if our stock price appreciates.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents and reports that we have filed with the SEC that are incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our capital needs, product development programs, clinical trials, receipt of regulatory approvals, intellectual property, expectations and intentions. You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “anticipates,” “estimates,” “continues,” or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions relating to, among other things:

•	market acceptance of our products;

•	our ability to effectively manage our anticipated growth;

•	our ability to protect our intellectual property rights and proprietary technology;

•	research and development of our products;

•	development and management of our business and anticipated trends of our business;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to attract and retain customers;

•	the market opportunity for our products and technology;

•	the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory approvals;

•	our future capital expenditures and needs;

•	our ability to compete;

•	general economic and business conditions; and

•	other risks set forth under Risk Factors in this prospectus.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, any supplements to this prospectus and the documents that we reference in this prospectus with the understanding that our actual future results may be materially different from any future results that may be expressed or implied by the forward-looking statements. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, either as a result of new information, future events or otherwise after the date of this prospectus.

We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus and supplements to this prospectus under the caption “Risk Factors” as well as in our most recent Annual Report on Form 10-K, including without limitation under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk,” in any updates in our Quarterly Reports on Form 10-Q, and in other documents that we may file with the SEC, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

USE OF PROCEEDS

All proceeds from the sale of our common stock covered by this prospectus will belong to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

In connection with the private placement of our common stock to the selling stockholders pursuant to stock purchase agreements, dated as of June 26, 2007, we agreed to file a registration statement with the SEC to register the shares of our common stock that we issued to the selling stockholders for resale by the selling stockholders, and to keep the registration statement effective for a period not exceeding the earliest of (i) two years following the effective date of the registration statement of which this prospectus is a part, (ii) the date on which the selling stockholders may sell all shares of common stock then held by the selling stockholders pursuant to Rule 144(k) promulgated under the Securities Act, or (iii) such time as all shares of common stock held by the selling stockholders have been sold. The registration statement, of which this prospectus is a part, was filed with the SEC pursuant to the registration rights provisions included in the stock purchase agreements. The registration of these shares of common stock for resale does not necessarily mean that the selling stockholders will sell all or any of the shares.

The following table sets forth, as of June 30, 2007: (1) the name of the stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by the stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after completion of the offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on 31,904,694 shares of common stock issued and outstanding at June 30, 2007. We prepared this table based on the information supplied to us by the selling stockholders named in the table and we have not sought to verify such information.

Selling Stockholder	Common Stock Owned Prior to Offering	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of Offering (1)	Percentage of Common Stock Owned Upon Completion of Offering
HBK Master Fund L.P(2)(3)	—	2,400,000	—	—
Highbridge International LLC(4)	—	285,715	—	—
The Jay Goldman Master L.P. (5)	282,215	172,480	109,735	*
Woodmont Investments, Ltd. (5)	275,901	168,630	107,271	*
Broadview Partners, L.P. (5)	14,541	8,890	5,651	*
Sprout IX Plan Investors, L.P. (6)	291,382	40,611	250,771	*
Sprout Capital IX, L.P. (2)(6)	5,933,058	884,249	5,048,809	15.82%
Sprout Entrepreneurs Fund, L.P. (6)	23,811	3,710	20,101	*
Versant Capital Management LLC (7)	3,160,000	500,000	2,660,000	8.34%

Selling Stockholder	Common Stock Owned Prior to Offering	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of Offering (1)	Percentage of Common Stock Owned Upon Completion of Offering
Visium Long Bias Offshore Fund, LTD. (8)	701,340	171,408	529,932	1.67%
Visium Long Bias Fund, LP (8)	221,486	53,492	167,994	*
Visium Balanced Offshore Fund, LTD. (8)	781,983	163,583	618,400	1.94%
Visium Balanced Fund, LP (8)	473,741	90,189	383,552	1.20%
Atlas Master Fund, LTD. (9)	850,409	21,328	829,081	2.60%
UBS O’Connor LLC F/B/O O’Connor PIPES Corporate Strategies Master Limited (10)	—	285,715	—	—

*	Less than one percent.

(1)	Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.

(2)	This selling stockholder is an affiliate of a registered broker-dealer and has represented to us that it acquired the securities in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(3)	HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. HBK Investments L.P. has delegated discretion to vote and dispose of the securities to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P.: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz, and William E. Rose.

(4)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment direction over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.

(5)	Jay G. Goldman has sole voting and dispositive power for all shares held by The Jay Goldman Master L.P., by Woodmont Investments, Ltd. and Broadview Partners, L.P. and disclaims beneficial ownership of such shares.

(6)	Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P. and Sprout IX Plan Investors, L.P. are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation, a wholly-owned subsidiary of Credit Suisse (USA), Inc., is the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital IX, L.P. and has voting and dispositive power with respect to the shares of common stock held by Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund, L.P. DLJ Associates IX, L.P., a Delaware limited partnership, is a general partner of Sprout Capital IX, L.P. and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout Capital IX, L.P. DLJ Capital Associates IX, Inc., a Delaware corporation and wholly-owned subsidiary of DLJ Capital Corporation, is a managing partner of DLJ Associates IX, L.P. DLJ LBO Plans Management Corporation II, a Delaware corporation and an indirect wholly-owned subsidiary of Credit Suisse (USA), Inc., is the general partner of Sprout IX Plan Investors, L.P. and, as such, has voting and dispositive power with respect to the shares of common stock held by Sprout IX Plan Investors, L.P. Credit Suisse (USA), Inc., a Delaware corporation, is a wholly-owned subsidiary of Credit Suisse Holdings (USA), Inc., a Delaware corporation. Credit Suisse (USA), Inc. is the sole member of Credit Suisse Securities (USA) LLC, a registered broker-dealer.

(7)	Herriot Tabuteau is the managing member of Versant Capital Management LLC. Mr. Tabuteau disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(8)	Visium Capital Management, LLC is the investment advisor to the Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd. Visium Long Bias Fund, LP and Visium Long Bias Offshore Fund, Ltd. (collectively, the “Visium Funds”) and Jacob Gottlieb is the managing member of Visium Capital Management, LLC. By virtue of such relationship, Visium Capital Management, LLC and Mr. Gottlieb share dispositive and voting control over such securities and therefore, beneficially own the securities held by the Visium Funds. Additionally, Balyasny Asset Management LP (“BAM”) is the sub-advisor to the Visium Funds. Therefore, by virtue of such relationship, BAM and Mr. Balyasny share dispositive and voting control over such securities held by the Visium Funds and, accordingly, beneficially own such securities.

(9)	BAM is the investment advisor to Atlas Master Fund, Ltd. and Dmitry Balyasny is the sole managing member of the general partner to BAM. By virtue of such relationship, BAM and Mr. Balyasny share dispositive and voting control over the securities beneficially owned by Atlas Master Fund and therefore, also beneficially own such securities.

(10)	UBS O’Connor LLC F/B/O O’Connor PIPES Corporate Strategies Master Limited is a fund managed by UBS O’Connor LLC. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG. UBS AG is a publicly held company listed on the New York Stock Exchange.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the notes, or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation.

EXPERTS

The consolidated financial statements of ISTA Pharmaceuticals, Inc. appearing in ISTA Pharmaceuticals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, and ISTA Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You may also read our filings at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supercede this prospectus. We incorporate by reference the following documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering of securities is terminated, except for information furnished under Item 2.02 or Item 7.01 of Form 8-K which is neither deemed filed nor incorporated by reference herein:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as filed with the SEC on March 16, 2007, as amended by Amendment No. 1 on Form 10-K/A, filed on April 27, 2007;

•	Quarterly Report on Form 10-Q as filed with the SEC on April 30, 2007;

•	Current Reports on Form 8-K as filed with the SEC on February 2, 2007, February 8, 2007, February 20, 2007, March 6, 2007, March 14, 2007, April 26, 2007 and June 27, 2007; and

•

Registration Statement on Form 8-A, relating to the description of our common stock, filed with the SEC on August 3, 2000, including any amendment or report filed for the purposed of updating such description.

The SEC file number for each of the documents listed above is 000-31255.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing us at ISTA Pharmaceuticals, Inc., Chief Financial Officer, 15295 Alton Parkway, Irvine, CA 92618 or calling us at (949) 788-6000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee. All of the amounts shown will be paid by us.

Securities and Exchange Commission Fee	$1,199.14
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$10,000
Printing and Engraving Expenses	$10,000

Total	$31,199.14

Item 15.	Indemnification of Directors and Officers.

Our restated certificate of incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

Our restated certificate of incorporation also gives us the ability to enter into indemnification agreements with each of our officers and directors. We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide for the indemnification of directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law. In addition, our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Item 16.	Exhibits.

A list of exhibits filed with this registration statement on Form S-3 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on July 5, 2007.

By:	/s/ Vicente Anido, Jr., Ph.D.
Vicente Anido, Jr., Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of ISTA Pharmaceuticals, Inc., do hereby constitute and appoint Vicente Anido, Jr., Ph.D. and Lauren P. Silvernail, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Vicente Anido, Jr., Ph.D. Vicente Anido, Jr., Ph.D.	President, Chief Executive Officer and Director	July 5, 2007

/s/ Lauren P. Silvernail Lauren P. Silvernail	Chief Financial Officer, Chief Accounting Officer and Vice President, Corporate Development	July 5, 2007

/s/ Richard C. Williams Richard C. Williams	Director (Chairman of the Board of Directors)	July 5, 2007

/s/ Peter Barton Hutt Peter Barton Hutt	Director	July 5, 2007

/s/ Kathleen D. LaPorte Kathleen D. LaPorte	Director	July 5, 2007

/s/ Benjamin F. McGraw, III Benjamin F. McGraw, III	Director	July 5, 2007

/s/ Dean J. Mitchell Dean J. Mitchell	Director	July 5, 2007

/s/ Andrew J. Perlman Andrew J. Perlman	Director	July 5, 2007

/s/ Wayne I. Roe Wayne I. Roe	Director	July 5, 2007

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of ISTA Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2003).

3.2	Certificate of Correction to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2003).

3.3	Second Certificate of Correction to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2003).

3.4	Amended and Restated Bylaws of Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2006).

4.2	Preferred Stock Rights Agreement, dated as of December 31, 2001, between ISTA Pharmaceuticals, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 22, 2002).

4.3	First Amendment to the Preferred Stock Rights Agreement, dated November 18, 2002, between ISTA Pharmaceuticals, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on November 19, 2002).

4.4	Second Amendment to the Preferred Stock Rights Agreement dated as of June 23, 2006, by and between ISTA Pharmaceuticals, Inc. and U.S. Stock Transfer Corporation. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2006).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included on signature page hereto).

99.1	Purchase Agreement, dated as of June 26, 2007, by and between ISTA Pharmaceuticals, Inc. and the investors named therein (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2007).